October 15, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Corgi ETF Trust I
Issuer CIK: 0002078265
Issuer File Number: 333-289838/811-24117
Form Type: 8-A12B
Filing Date: October 15, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Corgi FTSE 7-10 Year U.S. Treasury Bond ETF, Corgi FTSE 10-20 Year U.S. Treasury Bond ETF, Corgi FTSE 20+ Year U.S. Treasury Bond ETF, Corgi FTSE U.S. Treasury Bond ETF, Corgi FTSE U.S. TIPS Bond ETF, Corgi FTSE U.S. Aggregate Bond ETF, Corgi FTSE U.S. IG Corporate Bond ETF, Corgi FTSE 5–10 Year IG Corporate Bond ETF, Corgi FTSE 10+ Year IG Corporate Bond ETF, Corgi FTSE Aaa–A Intermediate Corporate Bond ETF, Corgi FTSE BBB Rated Corporate Bond ETF, Corgi FTSE High Yield Corporate Bond ETF, Corgi Money Market ETF, Corgi FTSE Fallen Angels Bond ETF, and Corgi FTSE Intermediate Government/Credit Bond ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Lead Analyst, Listing Qualifications